Filed by Prime Number Holding Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 333-271994

Subject Company: Prime Number Holding Limited

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 14, 2023 (August 13, 2023)

Date of Report (Date of earliest event reported)

Prime Number Acquisition I Corp

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41394	86-2378484
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1129 Northern Blvd, Suite 404 Manhasset, NY	11030
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 347-329-1575

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, on-half of one Warrant and one Right	PNACU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	PNAC	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	PNACW	The Nasdaq Stock Market LLC

Rights, each right exchangeable for on-eighth (1/8) of one share of Class A Common Stock at the closing of a business combination	PNACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed, on December 29, 2022, Prime Number Acquisition I Corp., a Delaware corporation (“we”, “us”, “our”, “PNAC” or the “Company”) entered into a Business Combination Agreement, dated December 29, 2022 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), with Prime Number Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub”), Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“New SubCo”), NOCO-NOCO PTE. LTD., a Singapore private company limited by shares (“noco-noco”), and certain shareholders of noco-noco collectively holding a controlling interest (together with other shareholders of noco-noco subsequently joining the transactions, the “Sellers”), pursuant to which PNAC is proposing to enter into a business combination with noco-noco involving a merger and a share exchange, among which: (i) Merger Sub will merger with and into PNAC, with PNAC as the surviving entity and a wholly-owned subsidiary of PubCo (the “Merger”), (ii) New SubCo will acquire all of the issued and outstanding shares of noco-noco from the Sellers, and in exchange, PubCo will issue to the Sellers the ordinary shares of PubCo, with noco-noco becoming a subsidiary of New SubCo and an indirect subsidiary of PubCo (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of PNAC and noco-noco would become a subsidiary of PubCo, and PNAC stockholders and the Sellers would receive ordinary shares, par value $0.0001 per share, of PubCo (“PubCo Ordinary Shares”) as consideration and become the shareholders of PubCo.

Forward Purchase Agreement with Meteora

On August 13, 2023, PNAC entered into an agreement with (i) Meteora Capital Partners, LP (“MCP”), (ii) Meteora Select Trading Opportunities Master, LP (“MSTO”), and (iii) Meteora Strategic Capital, LLC (“MSC” and, collectively with MCP and MSTO, the “Seller”) (the “Forward Purchase Agreement”) for OTC Equity Prepaid Forward Transactions. For purposes of the Forward Purchase Agreement, PNAC is referred to as the “Counterparty” prior to the consummation of the Business Combination, while NOCO-NOCO PTE. LTD. is referred to as the “Counterparty” after the consummation of the Business Combination. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Forward Purchase Agreement.

Pursuant to the terms of the Forward Purchase Agreement, the Seller intends, but is not obligated, to purchase up to 2,000,000 (the “Purchased Amount”) Class A ordinary shares, par value $0.0001 per share, of PNAC (“PNAC Shares”) concurrently with the Closing pursuant to the Seller’s FPA Funding Amount PIPE Subscription Agreement (as defined herein), less the number of PNAC Shares purchased by the Seller separately from third parties through a broker in the open market (“Recycled Shares”). The Seller will not be required to purchase an amount of PNAC Shares such that following such purchase, that the Seller’s ownership would exceed 9.9% of the total PNAC Shares outstanding immediately after giving effect to such purchase, unless the Seller, at its sole discretion, waives such 9.9% ownership limitation. The number of PNAC Shares subject to the Forward Purchase Agreement is subject to reduction following a termination of the Forward Purchase Agreement with respect to such shares as described under “Optional Early Termination” in the Forward Purchase Agreement.

The Forward Purchase Agreement provides for a prepayment shortfall in an amount in U.S. dollars equal to $1,000,000 (the “Prepayment Shortfall”); provided that the Seller will pay one half (1/2) of the Prepayment Shortfall to the Counterparty on the date specified in the Forward Purchase Agreement (which amount will be netted from the Prepayment Amount) (the “Initial Shortfall”) and, provided the VWAP Price is greater than $6.00 for any 45 trading days during the prior 90 consecutive trading day period and average daily trading value over such period equals at least four times the Future Shortfall at the request of the Counterparty, the other one half (1/2) of the Prepayment Shortfall (the “Future Shortfall”) on the date that is the earlier of (a) the date that the Securities and Exchange Commission (the “SEC”) declares the Registration Statement (as defined herein) effective (the “Registration Statement Effective Date”), and (b) the initial OET Date (as defined herein). The Seller in its sole discretion may sell Recycled Shares at any time following the Trade Date and at any sales price, without payment by the Seller of any Early Termination Obligation until such time as the proceeds from such sales equal 100% of the Initial Shortfall and 100% of the Future Shortfall actually paid to the Counterparty (as set forth under Shortfall Sales in the Forward Purchase Agreement) (such sales, “Shortfall Sales,” and such shares, “Shortfall Sale Shares”). A sale of Shares is only (a) a “Shortfall Sale,” subject to the terms and conditions herein applicable to Shortfall Sale Shares, when a Shortfall Sale Notice is delivered under the Forward Purchase Agreement, and (b) an Optional Early Termination, subject to the terms and conditions of the forward Purchase Agreement applicable to Terminated Shares, when an OET Notice is delivered under the Forward Purchase Agreement, in each case the delivery of such notice in the sole discretion of the Seller (as further described in the “Optional Early Termination” and “Shortfall Sales” sections in the Forward Purchase Agreement).

“Shares” means shares of the Class A common stock, par value $0.0001 per share, of Prime Number Acquisition I Corp. (Ticker: “PNAC”) prior to the closing of the Business Combination, and, after the closing of the Business Combination, Pubco Ordinary Shares.

The Forward Purchase Agreement provides that the Seller will be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to (x) the product of (i) the number of Shares as set forth in a Pricing Date Notice and (ii) the redemption price per share as defined in Section 9.2(a) of the Amended and Restated Certificate of Incorporation of PNAC, effective as of May 10, 2022, as amended by the Certificate of Amendment effective as of May 17, 2023 and as further amended from time to time (the “Initial Price”), less (y) the Prepayment Shortfall.

The Counterparty will pay to the Seller the Prepayment Amount required under the Forward Purchase Agreement directly from the Counterparty’s Trust Account maintained by Wilmington Trust, National Association holding the net proceeds of the sale of the units in the Counterparty’s initial public offering and the sale of private placement shares (the “Trust Account”), no later than the earlier of (a) one Local Business Day after the Closing Date and (b) the date any assets from the Trust Account are disbursed in connection with the Business Combination; except that to the extent that the Prepayment Amount is to be paid from the purchase of Additional Shares (as defined herein) by the Seller, such amount will be netted against such proceeds, with the Seller being able to reduce the purchase price for the Additional Shares by the Prepayment Amount.

The Seller will purchase “Additional Shares” from the Counterparty at any date prior to the Valuation Date at the Initial Price, with such number of Shares to be specified in a Pricing Date Notice as Additional Shares subject to 9.9% ownership limitations which may be waived by Seller at its sole discretion; provided that such number of Additional Shares that may be purchased from the Counterparty will not exceed (x) the Maximum Number of Shares, minus (y) the Recycled Shares. For the avoidance of doubt, any Additional Shares purchased by the Seller will be included in the number of Shares under the Forward Purchase Agreement for all purposes.

In addition to the Prepayment Amount, the Counterparty will pay directly from the Trust Account, on the date specified in the Forward Purchase Agreement, an amount equal to the product of (x) 150,000 and (y) the Initial Price. The Shares purchased with the Share Consideration (the “Share Consideration Shares”) will be incremental to the Maximum Number of Shares, will not be included in the number of PNAC Shares.

Within 30 days after receipt of a written request of the Seller (the “Registration Request”), which request may be made no earlier than the Trade Date (as defined above) and no later than the Valuation Date, the Counterparty will file (at the Counterparty’s sole cost and expense) with the SEC a registration statement registering the resale of all Shares held by the Seller, including the Recycled Shares, Share Consideration Shares and any Additional Shares (the “Registration Statement”), and have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 90th calendar day (or 120th calendar day if the SEC notifies the Counterparty that it will “review” the Registration Statement) following the date of the Registration Request and (ii) the 5th Local Business Day after the date the Counterparty is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review.

Following the Closing, the reset price (the “Reset Price”) will initially be the Initial Price and subject to a $7.00 floor (the “Reset Price Floor”). The Reset Price will be subject to reset on a bi-weekly basis commencing the first week following the thirtieth day after the closing of the Business Combination to be the lowest of (a) the then current Reset Price, (b) the Initial Price and (c) the VWAP Price of the Shares of the prior two weeks; provided that the Reset Price will also be reduced upon a Dilutive Offering Reset immediately upon the occurrence of such Dilutive Offering, which would eliminate the Reset Price Floor if the Dilutive Offering is at an effective price per share less than $7.00. The “Maximum Number of Shares” subject to the Forward Purchase Agreement will initially be the Purchased Amount; upon the occurrence of a Dilutive Offering Reset, a number of Shares equal to the quotient of (i) the Purchased Amount divided by (ii) the quotient of (a) the price of such Dilutive Offering divided by (b) the Initial Price.

From time to time and on any date following the Trade Date (any such date, an “OET Date”) and subject to the terms and conditions in the Forward Purchase Agreement, the Seller may, in its absolute discretion, terminate the Transaction in whole or in part by providing written notice to the Counterparty (the “OET Notice”), no later than the next Payment Date following the OET Date, (which will specify the quantity by which the number of Shares will be reduced (such quantity, the “Terminated Shares”)). The effect of an OET Notice will be to reduce the number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, the Counterparty will be entitled to an amount from the Seller, and the Seller will pay to the Counterparty an amount, equal to the product of (x) the number of Terminated Shares and (y) the Reset Price in respect of such OET Date. The payment date may be changed within a quarter at the mutual agreement of the parties.

The “Valuation Date” will be the earlier to occur of (a) the date that is two (2) years after the date of the closing of the Business Combination (the date of the closing of the Business Combination, the “Closing Date”) pursuant to the Business Combination Agreement, (b) the date specified by the Seller in a written notice to be delivered to the Counterparty at the Seller’s discretion (which Valuation Date will not be earlier than the day such notice is effective) after the occurrence of any of (v) a Shortfall Variance Registration Failure, (w) a VWAP Trigger Event, (x) a Delisting Event, (y) a Registration Failure or (z) unless otherwise specified therein, upon any Additional Termination Event, and (c) the date specified by the Seller in a written notice to be delivered to the Counterparty at the Seller’s sole discretion (which Valuation Date will not be earlier than the day such notice is effective). The Valuation Date notice will become effective immediately upon its delivery from the Seller to the Counterparty in accordance with the Forward Purchase Agreement.

On the Cash Settlement Payment Date, which is the tenth Local Business Day immediately following the last day of the Valuation Period, the Seller will remit to the Counterparty an amount equal to the Settlement Amount and will not otherwise be required to return to the Counterparty any of the Prepayment Amount and the Counterparty will remit to the Seller the Settlement Amount Adjustment; provided, that if the Settlement Amount less the Settlement Amount Adjustment is a negative number and either clause (x) of Settlement Amount Adjustment applies or the Counterparty has elected pursuant to clause (y) of Settlement Amount Adjustment to pay the Settlement Amount Adjustment in cash, then neither the Seller nor the Counterparty will be liable to the other party for any payment under the Cash Settlement Payment Date section of the Forward Purchase Agreement. The Settlement Amount Adjustment is the cash amount equal to the product of (1) the Maximum Number of Shares as of the Valuation Date multiplied by (2) $1.00.

The Seller has agreed to waive any redemption rights with respect to any Recycled Shares in connection with the Business Combination, as well as any redemption rights under PNAC’s Certificate of Incorporation that would require redemption by PNAC. Such waiver may reduce the number of Shares redeemed in connection with the Business Combination, and such reduction could alter the perception of the potential strength of the Business Combination. The Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text the Forward Purchase Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

FPA Funding Amount PIPE Subscription Agreement

On August 13, 2023, PNAC entered into a subscription agreement (the “FPA Funding Amount PIPE Subscription Agreement”) with the Seller.

Pursuant to the FPA Funding PIPE Subscription Agreement, Seller agreed to subscribe for and purchase, and PNAC agreed to issue and sell to Seller, on the Closing Date, an aggregate of up to 2,000,000 PNAC Shares, less the Recycled Shares in connection with the Forward Purchase Agreement.

The foregoing description of the FPA Funding PIPE Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text the FPA Funding PIPE Subscription Agreement, which is filed as Exhibit 10.2 and is incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosures set forth above in Item 1.01 of this Current Report on Form 8-K are incorporated by reference herein. The Shares that may be issued pursuant to the FPA Funding Amount PIPE Subscription Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

Item 8.01.	Other Events.

Trust Disclosure Redemptions

As described in the proxy statement/prospectus included in the Registration Statement on Form F-4 (File No. 333- 271994) that was filed publicly by the PubCo with the SEC in connection with the Business Combination and was declared effective by the SEC on July 25, 2023, PNAC provided holders of PNAC Shares sold in its initial public offering including shares issued upon the partial exercise of the underwriters’ over-allotment option (the “PNAC Public Shares”) with the opportunity to have all or a portion of their PNAC Public Shares redeemed for cash upon the closing of the Business Combination. As of August 11, 2023, holders of an aggregate of 98.59% or 4,843,109 PNAC Public Shares elected to exercise their right to redeem their PNAC Public Shares for a pro rata portion of the funds in the Trust Account. Based upon the current amount in the Trust Account, PNAC estimates that the per share redemption price, assuming withdrawals from the Trust Account to pay franchise and income taxes owed by PNAC, will be approximately $10.60.

Forward-Looking Statements

This communication certain contains forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of Exchange Act that are based on beliefs and assumptions and on information currently available to PNAC, noco-noco or PubCo. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the proposed business combination, the benefits and synergies of the proposed business combination, the markets in which Noco-Noco operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of PNAC, noco-noco and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of PNAC, noco-noco and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. None of PNAC, noco-noco and PubCo can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from PNAC’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by PNAC’s public stockholders, costs related to the Business Combination, the impact of the global COVID-19 pandemic, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties. There may be additional risks that none of PNAC, noco-noco and PubCo presently know or that PNAC, noco-noco or PubCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by PNAC, noco-noco or PubCo, and their respective directors, officers or employees or any other person that PNAC, noco-noco or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of PNAC, noco-noco or PubCo as of the date of this communication. Subsequent events and developments may cause those views to change. However, while PNAC, noco-noco and PubCo may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of PNAC, noco-noco or PubCo as of any date subsequent to the date of this communication.

Additional Information and Where to Find It

This communication relates to the proposed Business Combination involving PNAC and noco-noco. This communication may be deemed to be solicitation material in respect of the proposed Business Combination. On May 17, 2023, a proxy statement/prospectus on Form F-4 (together with such subsequent amendments thereto, if any, the “F-4”) was filed publicly by the PubCo with the SEC in connection with the Business Combination which was declared effective by the SEC on July 15, 2023. The information in the Form F-4 may be changed. PNAC also intends to file other relevant documents with the SEC regarding the proposed Business Combination. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PNAC’s stockholders and other interested persons are advised to read the F-4 and the amendments thereto and other documents filed in connection with the Business Combination, as these materials will contain important information about Noco-Noco, PNAC, PubCo and the Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION, INVESTORS AND STOCKHOLDERS OF TLG AND INVESTORS AND STOCKHOLDERS OF ELECTRIQ AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

The proxy statement/prospectus and other relevant materials for the Business Combination is first being mailed to stockholders of PNAC on or about July 25, 2023. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to PNAC at its principal executive offices at c/o 1129 Northern Blvd, Suite 404, Manhasset, NY 11030, United States.

Participants in Solicitation

noco-noco, PNAC, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PNAC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PNAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form F-4 to be filed with the SEC.

Safe Harbor Statement

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and will not constitute an offer to sell or a solicitation of an offer to buy the securities of PNAC, the PubCo or Noco-Noco, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of the Securities Act.

No Offer or Solicitation

This communication will not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibit No.	Description
10.1	Forward Purchase Agreement, dated August 13, 2023, by and among Prime Number Acquisition I Corp., NOCO-NOCO PTE. LTD., Meteora Select Trading Opportunities Master, LP, Meteora Capital Partners, LP And Meteora Strategic Capital, LLC
10.2	Subscription Agreement, dated August 13, 2023, by and among Prime Number Acquisition I Corp., Meteora Select Trading Opportunities Master, LP, Meteora Capital Partners, LP and Meteora Strategic Capital, LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prime Number Acquisition I Corp.

Date: August 14, 2023	By:	/s/ Dongfeng Wang
	Name:	Dongfeng Wang
	Title:	Chief Executive Officer